

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 7, 2009

<u>VIA U.S. MAIL AND FAX (631) 845-2018</u>

Jerry Kieliszak
Chief Financial Officer
Chyron Corporation
5 Hub Drive
Melville, New York 11747

   Re: **Chyron Corporation**
      Form 10-K for the year ended December 31, 2008
      Filed March 25, 2009
      File No. 001-09014

Dear Mr. Kieliszak:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 36

Critical Accounting Policies and Estimates, page 42

Income Taxes, page 44

1.   We note that during 2008 you reversed your valuation allowance of $17.4 million, since
        you determined that it was "more likely than not that these assets would be realized."
        Please respond to the following:

        •   Please explain further your basis for concluding that it is more likely than not that
            these deferred assets are realizable.

        •   Describe the nature of the positive and negative evidence you considered in your
            determination and how that evidence was weighted.

        •   Considering the minimal domestic pre-tax income in the past several years, tell us
            how you considered the guidance in paragraphs 20-25 of SFAS 109 in your
            accounting for the deferred tax valuation allowance for your loss carry forwards.

Goodwill, page 44

2.   We note that you use the market capitalization approach for measuring the fair value of
        your reporting unit, assuming a controlling interest. It appears that the price of your
        stock has been declining sharply since October, 2008 and the price had been as low as
        $0.90 per share in March 2009. Please address the following:

        •   We note that you did not record any impairment of goodwill in 2008. Given the
            recent decline in your market capitalization, please explain whether you performed
            additional impairment testing since your annual impairment testing on October 1,
            2008. If so, please explain in greater detail how and when you performed the
            impairment testing and the result of such testing. If a subsequent impairment test was
            not performed, please explain how you concluded that an impairment test was not
            necessary. Revise future filings as appropriate.

        •   In this regard, for each impairment test you performed on October 1, 2008 and any
            subsequent testing if applicable, please explain the control premium(s) that you used
            to determine the fair value of your reporting unit and how you determined such
            premium(s). Refer to paragraph 23 of SFAS 142 in your response.

- In the interest of providing the reader with a better insight into managements judgment in accounting for goodwill, please explain and revise future filings to clarify what you mean by "if average stock prices dropped $0.25, using a consistent control premium of 35%, we would have had to do further analysis to determine if goodwill was impaired."

Item 9A(T). Controls and Procedures, page 73

Evaluation of Disclosure Controls and Procedures, page 73

3.　We note that "…[your] disclosure controls and procedures were effective *to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Annual Report on Form 10-K was being prepared*". Please confirm, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are designed, and are effective that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Revise future filings to address our concern.

　　　　As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief